MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

March 21, 2025

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Filings of Prospectuses, Form N-CSRs, and Form N-CENs for MFS Series Trust I (File Nos. 33-7638; 811-04777), MFS Series Trust VI (File Nos. 33-34502; 811-06102), MFS Series Trust VII (File Nos. 2-68918; 811-03090), MFS Series Trust VIII (File Nos. 33-37972; 811-05262), MFS Series Trust IX (File Nos. 2-50409; 811-02464), MFS Series Trust X (File Nos. 33-1657; 811-04492), MFS Series Trust XV (File Nos. 2-96738; 811-04253), and MFS Municipal Series Trust (File Nos. 2-92915; 811-04096) (each, a "Registrant" and collectively, the “Registrants”)

Ladies and Gentlemen:

 On February 10, 2025, the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the "SEC") provided comments via telephone regarding the above-referenced filings of the Registrants, and on March 11, 2025, the Registrants submitted their responses to such comments via EDGAR correspondence (the “Comment Response Letter”).

On March 14, 2025, the Staff provided an additional follow-up comment regarding Comment 5 in the Comment Response Letter and the benchmark index for the MFS Commodity Strategy Fund. The follow-up comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the filings.

1. Comment: With respect to your response to Comment 5 in the Comment Response Letter, please consider the guidance included in ADI 2024-14 - “Tailored Shareholder Report Common Issues” (“ADI 2024-14”) expressing the Staff’s view that a commodity index is not a “securities market index” and does not qualify as an “appropriate broad-based securities market index” under Instruction 6 to Item 27A(d)(2) of Form N-1A.

 Response: Pursuant to the guidance included in ADI 2024-14, the Registrant agrees to add the Bloomberg U.S. Aggregate Bond Index as the broad-based securities market index in the MFS Commodity Strategy Fund’s tailored shareholder reports and prospectuses issued after the date of this letter. The Bloomberg Commodity Index will be retained as an “additional index” pursuant to Instruction 7 to Item 27A(d)(2) of Form N-1A, as we believe the Bloomberg Commodity Index more closely reflects the Fund’s strategy of obtaining exposure to the commodities markets.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ WILLIAM B. WILSON

William B. Wilson

Assistant Vice President and Senior Counsel

MFS Investment Management